FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of April, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press Release regarding first quarter 2011 results dated April 28, 2011	1

Press release
FIRST QUARTER 2011 RESULTS
Banco Santander registered attributable net profit of EUR 2.108 billion, a decline of 5%
➢	Revenues in Spain reversed their trend to grow by 7%

➢	Core capital rose 0.87 point in the quarter to 9.66%
▪	The first quarter of 2011 shows a more favorable trend than the last quarter of 2010 in growth of volumes, margins and profit.

▪	Loans rose 4% from a year earlier to EUR 714,000 million and customer deposits 16% to EUR 621,000 million.

▪	Gross income increased 6% from a year earlier to a record EUR 10,852 million.

▪	Strong geographical diversification: Latin America contributed 43% of profit (Brazil 25%); Continental Europe 36% (Spain 13%); the United Kingdom 17% and Sovereign (U.S.) 4%.

▪	Latin America: Attributable profit rose 27% to EUR 1,270 million. Loans grew by 22% and deposits by 16%.

▪	Brazil registered attributable profit of EUR 732 million, up 23%. Loans grew by 23% and deposits by 20%.

▪	Continental Europe: Attributable profit was EUR 1,054 million, a decline of 14%. Loans grew by 2% and deposits by 24%.

▪	United Kingdom: Attributable profit amounted to EUR 491 million (+2%). Earnings would have risen by 20% if certain local regulatory changes had not been adopted. Loans grew by 3% and deposits by 7%.

▪	United States: Attributable profit rose 115% to EUR 301 million. Sovereign contributed EUR 128 million, an increase of 86%. Loans decreased by 7% and deposits grew by 6%.

▪	NPLs came to 3.61%, compared to 3.34% a year earlier. Coverage was 71%, down three points from a year ago. NPLs declined in Brazil, Mexico, UK, Santander Consumer and Sovereign.

▪	NPLs of the business in Spain grew nearly a point to 4.57%, well below the sector average.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, April 28, 2011 - Banco Santander registered net attributable profit of EUR 2,108 million in the first quarter of 2011, a decline of 5% from a year earlier. This profit, which does not include any extraordinary results, is higher than the last two quarters of last year.
Banco Santander Chairman Emilio Botín said: “These results highlight the enormous benefits of geographic diversification. Revenues are growing at a good pace throughout the Group and in Spain reversed the downward trend of recent quarters. I am convinced that this change will continue in the coming months.”
Results
The first quarter results underline Grupo Santander’s capacity to generate revenues, which grew by 6% to a record EUR 10,852 million. The performance of the branch networks in Spain are of particular note, growing by 7% to EUR 1,562 million after falling to their lowest levels in the fourth quarter of 2010, of EUR 1,455 million.
Grupo Santander Results: Q1 2011

		Var. / Q1 2010
EUR Mill.	Q1’11	Amount	%
Net interest income	7,514	+392	+5.5
Fees	2,595	+269	+11.5
Trading gains and other	744	-68	-8.4

Gross income	10,852	+592	+5.8

Operating expenses	-4,824	-561	+13.2

Net operating income	6,029	+32	+0.5

Loan-loss provisions	-2,188	+249	-10.2

Net op. income net of LLPs	3,841	+280	+7.9

Consolidated profit	2,349	-78	-3.2

Attributable profit	2,108	-107	-4.8

Loan quality also improved in the quarter, with a decline in new arrears and, as a result, a lower need for provisions for loan losses. In the first three months of the year, new net arrears amounted to EUR 3,100 million, compared on a like-to-like basis with EUR 3,400 million in the same quarter of 2010 and with EUR 5,300 million in the first quarter of 2009. Net provisions for loan losses were EUR 2,188 million during the quarter, the lowest since the first quarter of 2009.
Banco Santander’s NPL rate was 3.61%, up 27 basis points from a year earlier, with loan-loss reserves providing coverage of 71%. Santander’s NPL rate is among the lowest in banking, both as a Group and within each of its markets. NPLs in Spain were 4.57%, well below the sector average. NPLs continued to decrease in units including SCF, Brazil, Mexico, the U.K. and Sovereign.
The quarter’s results highlight Grupo Santander’s capacity to generate recurring ordinary profit, which came to more than EUR 2,100 million in the quarter, against a difficult economic backdrop. This stability is due in large part to Group’s diversification, both in terms of geographies and business lines. Some 43% of earnings were generated in emerging markets (Latin America), 41% in recovering mature markets (the U.K., U.S: and Germany) and the remaining 16% in adjusting mature markets (Spain and Portugal).

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Profit in Portugal in the first quarter came to EUR 90 million, a decline of 34%. Santander Totta, which holds EUR 1,600 million in public debt, amounts to 4% of the Group’s portfolio and 3% of profit. The changed outlook that could result from the rescue plan requested by the Portuguese government would have an immaterial impact on the Group.
Business
Santander’s central strategy has been to increase customer funds, with the goals of increasing market share, attracting customers and deepening linkage with more and better customers, while improving the structure for funding assets through more stable deposits. Banco Santander continued to strengthen its liquidity position, with growth in deposits to the end of March of 16%, exceeding that of loans of 4%, compared with the year earlier figures. In absolute terms, deposits grew by EUR 84,000 million during the quarter and loans by EUR 31,000 million.
Customer deposits
(Million euros)

	Mar 11	% var. YoY (*)
Spain	192,573	+16
Portugal	21,929	+32
United Kingdom	180,381	+6
Brazil	75,605	+15
México	20,528	+17
Chile	18,353	+18
Sovereign	33,190	+12

(*).- In local currency
Moreover, units of the Group raised funds through medium- and long-term issues amounting to EUR 15,200 million and placed securitizations of another EUR 4,200 million. Total loans, at EUR 714,000 million, came to 115% of deposits, at EUR 621,000 million, down from 150% two years ago.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Total customer funds managed by the Group increased 6% to EUR 984,668 million at the close of March, 2011. Customer deposits rose by 16%, with an increase of 30% in time deposits and 6% in sight deposits. In Spain, deposits from residents increased by 25% and non-residents by 15%, while deposits in Latin America grew by 16%, in the U.K. by 7% and within Santander Consumer Finance by 37%.
Assets under management in investment funds and pensions increased by more than EUR 1,700 million to EUR 123,733 million. During 2010, the Group increased deposits by EUR 109,400 million, of which EUR 81,073 million were time deposits.
Net customer loans
(Million euros)

	Mar 11	% YoY (*)
Spain	223,519	-5
Portugal	29,744	-8
United Kingdom	228,887	+2
Brazil	69,447	+18
México	15,907	+29
Chile	24,562	+17
Sovereign	35,850	-2
(*).- In local currency
Grupo Santander net lending rose 4% to EUR 713,871 million at the close of March, 2011. Loans to residents in Spain fell by slightly more than 4%, while loans to non-residents increased by 8%. Lending in Latin America grew by 22%, the U.K. by 3% and within Santander Consumer Finance by 21%.
Expansion in Germany and Poland
In February of this year, Santander acquired for EUR 555 million and incorporated into the Group the German retail banking Business of Skandinaviska Enskilda Banken (SEB), including 173 branches. This unit has more than a million customers and the acquisition positions Santander as the fourth privately-owned bank in Germany. The inclusion of this branch network and its business had virtually no impact on the quarter’s results.
The offer to acquire Bank Zachodni WBK in Poland was carried out in March, with 95.67% of the bank’s capital accepting, of which 70.36% had been held by Allied Irish Banks (AIB). The cost of the transaction was EUR 4,139 million, including the acquisition of the 50% of BZ WBK’s fund manager held by AIB for EUR 150 million. Bank Zachodni WBK, which became part of the Group on April 1, brings 527 branches in Poland into the Santander Group, with a market share of about 6%, in addition to the nearly 2% market share already held by Santander Consumer.
Capital and the share
Banco Santander ended the first quarter of 2011 with eligible capital of EUR 78,845 million, a surplus of EUR 32,922 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 13.74%, Tier I to 10.93% and core capital to 9.66%. Following the integration of Bank Zachodni WBK into the Group, core capital has continued above 9%, a level which will be maintained throughout the year.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

These ratios make Banco Santander one of the most solvent financial institutions in the world, without having received state aid in any of the markets in which it operates. Moreover, ratings agencies Standard & Poor’s and Fitch have reviewed and confirmed their ratings of Banco Santander long-term debt at AA, making the Bank one of the few international banks with ratings of AA or above from the four main ratings agencies.
Regarding the dividend, Banco Santander Chairman Emilio Botín announced in January that the Group’s target is to maintain shareholder remuneration unchanged in 2011 for a third consecutive year at EUR 0.60.
The Santander share closed March at EUR 8.192, an increase of 3.3% on the quarter. Banco Santander is the tenth bank in the world and the first in the euro zone by stock market value, with capitalization of nearly EUR 70,000 million.
Santander had 3,149,422 shareholders at the close of March, 2011. Total employment in the Group was 181,413, serving more than 97 million customers in 14,179 branches, making Santander the international financial group with the most shareholders and the largest branch network.
More information is available at: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key consolidated data

			Variation
	Q1 ’11	Q1 ’10	Amount	%	2010

Balance sheet (million euros)
Total assets	1,208,563	1,142,360	66,203	5.8	1,217,501
Net customer loans	713,871	683,149	30,721	4.5	724,154
Customer deposits	620,774	537,028	83,745	15.6	616,376
Customer funds under management	984,668	931,699	52,969	5.7	985,269
Shareholders’ equity	77,590	71,977	5,613	7.8	75,273

Total managed funds	1,350,922	1,284,065	66,858	5.2	1,362,289

Income statement (million euros)
Net interest income	7,514	7,122	392	5.5	29,224
Gross income	10,852	10,260	592	5.8	42,049
Net operating income	6,029	5,997	32	0.5	23,853
Profit from continuing operations	2,355	2,439	(84)	(3.4)	9,129
Attributable profit to the Group	2,108	2,215	(107)	(4.8)	8,181

EPS, profitability and efficiency (%)
EPS (euro)	0.2367	0.2491	(0.0124)	(5.0)	0.9203
Diluted EPS (euro)	0.2349	0.2475	(0.0126)	(5.1)	0.9141
ROE	11.37	12.94			11.80
ROA	0.78	0.86			0.76
RoRWA	1.59	1.72			1.55
Efficiency ratio (with amortisations)	44.4	41.5			43.3

BIS II ratios and NPL ratios (%)
Core capital	9.66	8.79			8.80
Tier I	10.93	10.28			10.02
BIS ratio	13.74	14.02			13.11
NPL ratio	3.61	3.34			3.55
NPL coverage	71	74			73

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,440	8,229	211	2.6	8,329
Share price (euros)	8.192	9.840	(1.648)	(16.7)	7.928
Market capitalisation (million euros)	69,143	80,972	(11,829)	(14.6)	66,033
Book value (euro)	8.72	8.28			8.58
Price / Book value (X)	0.94	1.19			0.92
P/E ratio (X)	8.65	9.88			8.61

Other data
Number of shareholders	3,149,422	3,094,403	55,019	1.8	3,202,324
Number of employees	181,413	169,924	11,489	6.8	178,869
Continental Europe	54,919	50,206	4,713	9.4	54,518
o/w: Spain	33,707	33,253	454	1.4	33,694
United Kingdom	25,656	22,836	2,820	12.3	23,649
Latin America	89,841	86,576	3,265	3.8	89,526
Sovereign	8,709	8,503	206	2.4	8,647
Corporate Activities	2,288	1,803	485	26.9	2,529
Number of branches	14,179	13,682	497	3.6	14,082
Continental Europe	6,151	5,875	276	4.7	6,063
o/w: Spain	4,794	4,866	(72)	(1.5)	4,848
United Kingdom	1,412	1,328	84	6.3	1,416
Latin America	5,895	5,757	138	2.4	5,882
Sovereign	721	722	(1)	(0.1)	721

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
Income statement (million euros)	Q1 ’11	Q1 ’10	Amount	%	Q1 ’11	Q1 ’10	Amount	%

Continental Europe	2,260	2,465	(205)	(8.3)	1,054	1,227	(172)	(14.1)

o/w: Santander Branch Network	588	691	(104)	(15.0)	274	399	(125)	(31.4)
Banesto	273	384	(111)	(29.0)	101	203	(102)	(50.4)
Santander Consumer Finance	920	786	134	17.1	359	189	170	89.7
Portugal	151	192	(41)	(21.4)	90	137	(46)	(33.9)

United Kingdom	854	936	(82)	(8.7)	491	482	8	1.7

Latin America	3,407	2,960	447	15.1	1,270	1,002	268	26.8

o/w: Brazil	2,476	2,053	423	20.6	732	597	135	22.5
Mexico	383	363	20	5.6	256	142	114	80.1
Chile	324	312	12	3.8	162	132	31	23.4

Sovereign	309	279	30	10.8	128	69	59	86.2

Operating areas	6,830	6,640	190	2.9	2,943	2,779	163	5.9

Corporate Activities	(801)	(643)	(158)	24.7	(835)	(564)	(270)	47.9

Total Group	6,029	5,997	32	0.5	2,108	2,215	(107)	(4.8)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
Ratios (%)	Q1 ’11	Q1 ’10	Q1 ’11	Q1 ’10	31.03.11	31.03.10	31.03.11	31.03.10

Continental Europe	40.7	36.7	14.33	18.32	4.57	3.73	67	74

o/w: Santander Branch Network *	46.6	42.7	15.70	22.32	5.99	4.65	50	59
Banesto	48.2	40.1	8.70	18.17	4.31	3.13	52	61
Santander Consumer Finance	30.2	27.1	14.79	10.13	4.63	5.12	122	108
Portugal	46.4	40.1	14.92	22.60	3.03	2.32	62	64

United Kingdom	43.3	39.6	15.74	27.18	1.75	1.88	45	46

Latin America	38.6	37.5	22.61	20.00	4.01	4.18	107	107

o/w: Brazil	36.9	36.5	24.91	20.58	4.85	5.04	104	100
Mexico	37.7	36.8	22.45	19.30	1.58	1.86	234	268
Chile	37.2	34.2	23.97	23.16	3.80	3.36	89	99

Sovereign	43.4	44.0	13.43	11.61	4.15	5.14	82	65

Operating areas	40.1	37.8	17.27	19.75	3.59	3.32	73	75

Total Group	44.4	41.5	11.37	12.94	3.61	3.34	71	74

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of March 2011 stood at 4.68% (3.61% in March 2010) and NPL coverage was 49% (66% in March 2010).

	Employees		Branches
Operating means	31.03.11	31.03.10	31.03.11	31.03.10

Continental Europe	54,919	50,206	6,151	5,875

o/w: Santander Branch Network	18,971	18,761	2,912	2,935
Banesto	9,638	9,738	1,727	1,772
Santander Consumer Finance	15,492	9,931	662	313
Portugal	6,172	6,238	758	763

United Kingdom	25,656	22,836	1,412	1,328

Latin America	89,841	86,576	5,895	5,757

o/w: Brazil	54,041	51,429	3,703	3,587
Mexico	12,437	12,437	1,099	1,095
Chile	11,711	11,753	506	498

Sovereign	8,709	8,503	721	722

Operating areas	179,125	168,121	14,179	13,682

Corporate Activities	2,288	1,803

Total Group	181,413	169,924	14,179	13,682

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 28, 2011	By:	/s/ José Antonio Álvarez

		Name:	José Antonio Álvarez
		Title:	Executive Vice President